UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-08269

OMNICARE, INC.

(Exact name of registrant as specified in its charter)

ADDITIONAL SUBSIDIARY GUARANTOR REGISTRANTS (collectively, the “Guarantors”)

Omnicare Purchasing Company LP

Advanced Care Scripts, Inc.

AMC-New York, Inc.

AMC-Tennessee, Inc.

APS Acquisition LLC

ASCO Healthcare of New England, Limited Partnership

ASCO Healthcare of New England, LLC

ASCO Healthcare, LLC

Badger Acquisition LLC

Badger Acquisition of Kentucky LLC

Badger Acquisition of Minnesota LLC

Badger Acquisition of Ohio LLC

Best Care LTC Acquisition Company LLC

BPNY Acquisition Corp.

Campo’s Medical Pharmacy, Inc.

Capitol Home Infusion, Inc.

Care Pharmaceutical Services, LP

Care4 LP

CCRx Holdings, LLC

CCRx of North Carolina Holdings, LLC

CCRx of North Carolina, LLC

CHP Acquisition Corp.

CIP Acquisition LLC (f/k/a CIP Acquisition Corp.)

Compass Health Services, LLC

CompScript, LLC

Continuing Care Rx, LLC

CP Acquisition Corp.

CP Services LLC

D&R Pharmaceutical Services, LLC

Delco Apothecary, Inc.

Enloe Drugs LLC

Evergreen Pharmaceutical of California, Inc.

Evergreen Pharmaceutical, LLC

HMIS, Inc.

Home Care Pharmacy, LLC

Home Pharmacy Services, LLC

Hytree Pharmacy, Inc.

Institutional Health Care Services, LLC

Interlock Pharmacy Systems, LLC

JHC Acquisition LLC

Langsam Health Services, LLC

LCPS Acquisition LLC

Lobos Acquisition, LLC

Lo-Med Prescription Services, LLC

Main Street Pharmacy L.L.C.

Managed Healthcare, Inc.

Management & Network Services, Inc.

Med World Acquisition Corp.

Medical Arts Health Care, Inc.

MHHP Acquisition Company LLC

NCS Healthcare of Illinois, LLC

NCS Healthcare of Indiana LLC

NCS Healthcare of Indiana, Inc.

NCS Healthcare of Iowa, LLC

NCS Healthcare of Kansas, LLC

NCS Healthcare of Kentucky, Inc.

NCS Healthcare of Montana, Inc.

NCS Healthcare of New Hampshire, Inc.

NCS Healthcare of New Mexico, Inc.

NCS Healthcare of Ohio, LLC

NCS Healthcare of South Carolina, Inc.

NCS Healthcare of Tennessee, Inc.

NCS Healthcare of Washington, Inc.

NCS Healthcare of Wisconsin, LLC

NCS Healthcare, LLC

NCS Services, Inc.

NeighborCare Holdings, Inc.

NeighborCare of Indiana, LLC

NeighborCare of Virginia, LLC

NeighborCare Pharmacies, LLC

NeighborCare Pharmacy Services, Inc.

NeighborCare Repackaging, Inc.

NeighborCare Services Corporation

NeighborCare, Inc.

NIV Acquisition LLC

North Shore Pharmacy Services, LLC

OCR-RA Acquisition, LLC

Omnicare Distribution Center LLC

Omnicare ESC LLC

Omnicare Headquarters LLC

Omnicare Holding Company

Omnicare Indiana Partnership Holding Company, LLC

Omnicare Management Company

Omnicare of Nevada LLC

Omnicare of New York, LLC

Omnicare Pharmacies of Pennsylvania East, LLC

Omnicare Pharmacies of Pennsylvania West, LLC

Omnicare Pharmacies of the Great Plains Holding Company

Omnicare Pharmacy and Supply Services, LLC

Omnicare Pharmacy of Florida, LP

Omnicare Pharmacy of Maine LLC

Omnicare Pharmacy of Nebraska LLC

Omnicare Pharmacy of North Carolina, LLC

Omnicare Pharmacy of Pueblo, LLC

Omnicare Pharmacy of Tennessee LLC

Omnicare Pharmacy of Texas 1, LP

Omnicare Pharmacy of Texas 2, LP

Omnicare Pharmacy of the Midwest, LLC

Omnicare Property Management, LLC

Omnicare Purchasing Company General Partner, Inc.

Omnicare Purchasing Company Limited Partner, Inc.

Pharmacy Associates of Glens Falls, Inc.

Pharmacy Consultants, LLC

Pharmacy Holding #1, LLC

Pharmacy Holding #2, LLC

Pharmasource Healthcare, Inc.

Pharmed Holdings, Inc.

PMRP Acquisition Company, LLC

PP Acquisition Company, LLC

PRN Pharmaceutical Services, LP

Professional Pharmacy Services, Inc.

PSI Arkansas Acquisition, LLC

Roeschen’s Healthcare, LLC

RXC Acquisition Company

Shore Pharmaceutical Providers, LLC (f/k/a Shore Pharmaceutical Providers, Inc.)

Specialized Pharmacy Services, LLC

Sterling Healthcare Services, Inc.

Suburban Medical Services, LLC

Superior Care Pharmacy, Inc.

TCPI Acquisition Corp.

Three Forks Apothecary LLC

UC Acquisition Corp.

Uni-Care Health Services of Maine, Inc.

Value Health Care Services, LLC

VAPS Acquisition Company, LLC

Vital Care Infusions, Inc.

Weber Medical Systems LLC

Westhaven Services Co., LLC

Williamson Drug Company, Incorporated

ZS Acquisition Company, LLC

900 Omnicare Center

201 E. Fourth Street

Cincinnati, Ohio 45202

(513) 719-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.75% Convertible Senior Subordinated Notes due 2025

3.25% Convertible Senior Debentures due 2035

Guarantees of 3.75% Convertible Senior Subordinated Notes due 2025 by the Guarantors

Guarantee of 3.25% Convertible Senior Debentures due 2035 by Omnicare Purchasing Company LP

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

3.75% Convertible Senior Subordinated Notes due 2025:	Less than 50
3.25% Convertible Senior Debentures due 2035:	Less than 50

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Omnicare, Inc. and the subsidiary guarantors set forth herein has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OMNICARE, INC.

Date:	November 6, 2015	By:	/s/ Thomas S. Moffatt
Name: Thomas S. Moffatt Title: Vice President and Secretary

OMNICARE PURCHASING COMPANY LP

ADVANCED CARE SCRIPTS, INC.

AMC-NEW YORK, INC.

AMC-TENNESSEE, INC.

APS ACQUISITION LLC

ASCO HEALTHCARE OF NEW ENGLAND, LIMITED PARTNERSHIP

ASCO HEALTHCARE OF NEW ENGLAND, LLC

ASCO HEALTHCARE, LLC

BADGER ACQUISITION LLC

BADGER ACQUISITION OF KENTUCKY LLC

BADGER ACQUISITION OF MINNESOTA LLC

BADGER ACQUISITION OF OHIO LLC

BEST CARE LTC ACQUISITION COMPANY LLC

BPNY ACQUISITION CORP.

CAMPO’S MEDICAL PHARMACY, INC.

CAPITOL HOME INFUSION, INC.

CARE PHARMACEUTICAL SERVICES, LP

CARE4 LP

CCRX HOLDINGS, LLC

CCRX OF NORTH CAROLINA HOLDINGS, LLC

CCRX OF NORTH CAROLINA, LLC

CHP ACQUISITION CORP.

CIP ACQUISITION LLC

COMPASS HEALTH SERVICES, LLC

COMPSCRIPT, LLC

CONTINUING CARE RX, LLC

CP ACQUISITION CORP.

CP SERVICES LLC

D&R PHARMACEUTICAL SERVICES, LLC

DELCO APOTHECARY, INC.

ENLOE DRUGS LLC

EVERGREEN PHARMACEUTICAL OF CALIFORNIA, INC.

EVERGREEN PHARMACEUTICAL, LLC

HMIS, INC.

HOME CARE PHARMACY, LLC

HOME PHARMACY SERVICES, LLC

HYTREE PHARMACY, INC.

INSTITUTIONAL HEALTH CARE SERVICES, LLC

INTERLOCK PHARMACY SYSTEMS, LLC

JHC ACQUISITION LLC

LANGSAM HEALTH SERVICES, LLC

LCPS ACQUISITION LLC

LOBOS ACQUISITION, LLC

LO-MED PRESCRIPTION SERVICES, LLC

MAIN STREET PHARMACY L.L.C.

MANAGED HEALTHCARE, INC.

MANAGEMENT & NETWORK SERVICES, INC.

MED WORLD ACQUISITION CORP.

MEDICAL ARTS HEALTH CARE, INC.

MHHP ACQUISITION COMPANY LLC

NCS HEALTHCARE OF ILLINOIS, LLC

NCS HEALTHCARE OF INDIANA LLC

NCS HEALTHCARE OF INDIANA, INC.

NCS HEALTHCARE OF IOWA, LLC

NCS HEALTHCARE OF KANSAS, LLC

NCS HEALTHCARE OF KENTUCKY, INC.

NCS HEALTHCARE OF MONTANA, INC.

NCS HEALTHCARE OF NEW HAMPSHIRE, INC.

NCS HEALTHCARE OF NEW MEXICO, INC.

NCS HEALTHCARE OF OHIO, LLC

NCS HEALTHCARE OF SOUTH CAROLINA, INC.

NCS HEALTHCARE OF TENNESSEE, INC.

NCS HEALTHCARE OF WASHINGTON, INC.

NCS HEALTHCARE OF WISCONSIN, LLC

NCS HEALTHCARE, LLC

NCS SERVICES, INC.

NEIGHBORCARE HOLDINGS, INC.

NEIGHBORCARE OF INDIANA, LLC

NEIGHBORCARE OF VIRGINIA, LLC

NEIGHBORCARE PHARMACIES, LLC

NEIGHBORCARE PHARMACY SERVICES, INC.

NEIGHBORCARE REPACKAGING, INC.

NEIGHBORCARE SERVICES CORPORATION

NEIGHBORCARE, INC.

NIV ACQUISITION LLC

NORTH SHORE PHARMACY SERVICES, LLC

OCR-RA ACQUISITION, LLC

OMNICARE DISTRIBUTION CENTER LLC

OMNICARE ESC LLC

OMNICARE HEADQUARTERS LLC

OMNICARE HOLDING COMPANY

OMNICARE INDIANA PARTNERSHIP HOLDING COMPANY, LLC

OMNICARE MANAGEMENT COMPANY

OMNICARE OF NEVADA LLC

OMNICARE OF NEW YORK, LLC

OMNICARE PHARMACIES OF PENNSYLVANIA EAST, LLC

OMNICARE PHARMACIES OF PENNSYLVANIA WEST, LLC

OMNICARE PHARMACIES OF THE GREAT PLAINS HOLDING COMPANY

OMNICARE PHARMACY AND SUPPLY SERVICES, LLC

OMNICARE PHARMACY OF FLORIDA, LP

OMNICARE PHARMACY OF MAINE LLC

OMNICARE PHARMACY OF NEBRASKA LLC

OMNICARE PHARMACY OF NORTH CAROLINA, LLC

OMNICARE PHARMACY OF PUEBLO, LLC

OMNICARE PHARMACY OF TENNESSEE LLC

OMNICARE PHARMACY OF TEXAS 1, LP

OMNICARE PHARMACY OF TEXAS 2, LP

OMNICARE PHARMACY OF THE MIDWEST, LLC

OMNICARE PROPERTY MANAGEMENT, LLC

OMNICARE PURCHASING COMPANY GENERAL PARTNER, INC.

OMNICARE PURCHASING COMPANY LIMITED PARTNER, INC.

PHARMACY ASSOCIATES OF GLENS FALLS, INC.

PHARMACY CONSULTANTS, LLC

PHARMACY HOLDING #1, LLC

PHARMACY HOLDING #2, LLC

PHARMASOURCE HEALTHCARE, INC.

PHARMED HOLDINGS, INC

PMRP ACQUISITION COMPANY, LLC

PP ACQUISITION COMPANY, LLC

PRN PHARMACEUTICAL SERVICES, LP

PROFESSIONAL PHARMACY SERVICES, INC.

PSI ARKANSAS ACQUISITION, LLC

ROESCHEN’S HEALTHCARE, LLC

RXC ACQUISITION COMPANY

SHORE PHARMACEUTICAL PROVIDERS, LLC

SPECIALIZED PHARMACY SERVICES, LLC

STERLING HEALTHCARE SERVICES, INC.

SUBURBAN MEDICAL SERVICES, LLC

SUPERIOR CARE PHARMACY, INC.

TCPI ACQUISITION CORP.

THREE FORKS APOTHECARY LLC

UC ACQUISITION CORP.

UNI-CARE HEALTH SERVICES OF MAINE, INC.

VALUE HEALTH CARE SERVICES, LLC

VAPS ACQUISITION COMPANY, LLC

VITAL CARE INFUSIONS, INC.

WEBER MEDICAL SYSTEMS LLC

WESTHAVEN SERVICES CO., LLC

WILLIAMSON DRUG COMPANY, INCORPORATED

ZS ACQUISITION COMPANY, LLC

Date:	November 6, 2015	By:	/s/ Thomas S. Moffatt
Name: Thomas S. Moffatt
Title: Secretary